UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 30, 2012

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Antony Jenkins appointed as Group Chief Executive dated August 30, 2012

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: August 30, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: August 30, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

30 August 2012

Barclays PLC

Antony Jenkins appointed as Group Chief Executive

Barclays PLC and Barclays Bank PLC ("Barclays") announce that Antony Jenkins has been appointed as a Director and as Group Chief Executive of Barclays with immediate effect.  Mr Jenkins currently leads Barclays Retail and Business Banking (RBB) business.  He has been a member of the Group Executive Committee of Barclays since 2009.  His role as CEO for RBB includes responsibility for retail banking in Barclays Africa and Absa and he also represents Barclays as a non-executive Director on the Board of Absa Group Limited and Absa Bank Limited.

Marcus Agius, Barclays Chairman, said:

"The Board ensured that the process to select the new Chief Executive was both rigorous and thorough. Antony stood out among a very competitive field of internal and external candidates because of his excellent track record transforming Barclaycard and Retail and Business Banking; his intimate knowledge of Barclays portfolio garnered over three years on the Group Executive Committee; his role in the development of the bank's strategy; and his future vision for Barclays and plan to realise it. Antony's appointment has the support of all the Directors; we are confident that, supported by the Board and the Executive Committee, he will work quickly to take the Group forward. With the appointment of Sir David Walker to succeed me as Chairman in November, and of Antony as Chief Executive today, I am pleased that the new leadership of the bank is settled. "

Sir David Walker, Barclays Chairman-elect, said:

"My first priority since my appointment has been to support the Board's search for a new Chief Executive. The field of short-listed candidates that I met was very strong, and it was clear that Antony was the outstanding choice. His track record, familiarity with the Group and vision for the future are all highly compelling. I look forward to working with him closely to make that vision a reality."

 Antony Jenkins, Barclays Group Chief Executive, said:

"I am very proud to have been asked to lead Barclays, where I began my career nearly 30 years ago. Barclays is a strong universal bank, with many assets, including market leading businesses; talented and engaged staff; and long-standing clients and customers. But we have made serious mistakes in recent years and clearly failed to keep pace with our stakeholders' expectations. We have an obligation to all of those stakeholders - customers, clients, shareholders, colleagues and broader society - and a unique opportunity to restore Barclays reputation by making it the "go to" bank in all of our chosen markets. That journey will take time, we have much to do, and I look forward to getting started immediately."

There are no other details that are required to be disclosed in respect of Mr Jenkins' appointment under Paragraph 9.6.13 of the Listing Rules of the UK Listing Authority.

NOTES TO EDITORS:

- ENDS -

For further information please contact:

Investor Relations Charlie Rozes +44 (0) 20 7116 5752	Media Relations Stephen Doherty +44 (0) 20 7116 4755

About Barclays PLC

Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.

Notes:

Key Compensation arrangements for Antony Jenkins

Antony Jenkins' compensation arrangements will reflect his new responsibilities.  The compensation arrangements have been benchmarked against a peer group of global universal banks, industrial companies and financial services institutions.  From 30 August 2012, Mr Jenkins' annual salary will be £1,100,000 and his annual incentive award opportunity will be up to a maximum of 250% of salary.  For 2012, any incentive award made to Mr. Jenkins will reflect his performance as Group Chief Executive following appointment and his performance as Chief Executive of Retail and Business Banking prior to appointment.  Mr Jenkins will be eligible to be considered for the grant of an award under the Barclays LTIP with a total maximum market value in any one year of an amount up to 400% of salary as at the date of grant. It is anticipated that the next LTIP award will be for the performance period that commences 1 January 2013.

Mr Jenkins' existing participation in long term incentives linked to divisional performance are no longer appropriate to his new role and will be brought to an end. The equivalent value of these arrangements will be made as awards with the same vesting date over Barclays shares under the Barclays Share Value Plan and the Barclays LTIP for the performance period 2012-14.

Mr Jenkins will be eligible to receive a cash allowance in lieu of pension of 33% of his salary, per annum.

Antony Jenkins biography

Antony Jenkins is Chief Executive of Retail and Business Banking and joined the Barclays Executive Committee in November 2009.  Prior to that he had been Chief Executive of Barclaycard since January 2006.  Mr Jenkins is the executive responsible for Diversity and Inclusion at Barclays and in February 2009, he became a Barclays appointed non-executive director of Absa, the South African banking group.

From 2008 to 2011, Mr Jenkins was on the Board of Visa Europe Ltd.  He is a member of the steering group for the Big Innovation Centre, an initiative of the Work Foundation and Lancaster University, and is closely involved with a number of charities as well as being a Patron for Government Employee Engagement.

Barclays is where Mr Jenkins started his career in finance back in 1983, when he completed the Barclays Management Development Programme before going on to hold various roles in retail and corporate banking.  He moved to Citigroup in 1989, working in both London and New York.

Mr Jenkins was educated at Oxford University and has a Masters in Philosophy, Politics and Economics.  He also has an MBA from the Cranfield Institute of Technology.